Exhibit 99.2

Recon Technology Reports Financial Results for the First Six Months of Fiscal Year 2019

BEIJING, Feb. 27, 2019 /PRNewswire/ -- Recon Technology, Ltd. (Nasdaq: RCON) (“Recon” or the “Company”), a China-based independent solutions integrator in the oilfield service, environmental protection, electric power and coal chemical industries, today announced its financial results for the first six months of fiscal year 2019.

Management Commentary

Mr. Shenping Yin, co-founder and CEO of Recon stated, “During the first six months of our 2019 fiscal year, our total revenues decreased from RMB53.2 million to RMB42.3 million as compared to the same period last year, largely because of the discontinuation of our temporary business in low-margin equipment and accessories offerings which we conducted in the same period last year. We did not conduct this business this year as our new factories are in stable operation and we are allocating our resources to more effective business. However, our gross profit and gross margin increased from the same period last year, primarily because of our automation product and software and oilfield environmental protection segments. Our operational results were improved as we continue to focus on higher margin business.”

Mr. Yin continued, “As our operations improved and loss narrowed during this period compared to the same period in 2018, we continue to maintain our prior expectation for fiscal year 2019 to achieve up to RMB 101 million in revenue because of the rapid development of our China Energy Investment Corporation (“China Energy”) projects and our launch of several new factories and business lines. As of today, we have received orders of RMB 33.38 million from China Energy and the total value of the contracts with China Energy which we will perform or are performing exceeds RMB 19 million.”

First Six Months of Fiscal 2019 Financial Highlights (all comparable to the prior year period):

	For the Six Months Ended December 31,
(RMB millions, except per share data)	2018	2017	% Change
Revenue	42.3	53.2	-20.6%
Automation product and software	29.0	13.6	112.9%
Equipment and accessories	10.3	39.2	-73.7%
Oilfield environmental protection	3.0	0.4	596.1%
Gross profit	15.2	6.0	151.9%
Gross margin	36.0%	11.4%	24.6	pp
Loss from operations	(8.7)	(17.5)	-50.1%
Net loss attributable to Recon Technology, Ltd	(10.1)	(17.0)	-40.6%
Adjusted EBITDA	0.9	(5.2)	116.8%
Loss per share	(0.56)	(2.21)	-74.8%
Adjusted EPS	(0.03)	(0.70)	-95.7%

*Note: pp represents percentage points

•	Total revenues for the six months ended December 31, 2018 decreased by 20.6% to RMB42.3 million ($6.1 million).

•	The revenue of automation product and software for the six months ended December 31, 2018 increased by 112.9% to RMB29.0 million ($4.2 million).

•	Gross profit for the six months ended December 31, 2018 increased by 151.9% to RMB15.2 million ($2.2 million). Gross profit margin for the six months ended December 31, 2018 increased by 24.6 percentage points to 36.0%.

•	Net loss attributable to Recon for the six months ended December 31, 2018 was RMB10.1 million ($1.5 million), or RMB0.56 ($0.08) per basic and diluted share, compared to RMB17.0 million, or RMB2.21 per basic and diluted share, for the six months ended December 31, 2017.

First Six Months Fiscal 2019 Financial Results

Revenue

Total revenues for the six months ended December 31, 2018 decreased by RMB11.0 million, or 20.6% to RMB42.3 million ($6.1 million) from RMB53.2 million for the six months ended December 31, 2017. The decrease in total revenues was mainly due to the decreased revenue from equipment and accessories segments, offset by increased revenue from the automation product and software and oilfield environmental protection segments.

Revenue from automation product and software increased by RMB15.4 million, or 112.9% to RMB29.0 million ($4.2 million) for the six months ended December 31, 2018 from RMB13.6 million for the six months ended December 31, 2017. The increased revenue was mainly due to automation business projects for China Energy. The Company recorded RMB 9.4 million revenue from these projects during the six months ended December 31, 2018.

Revenue from equipment and accessories decreased by RMB28.9 million, or 73.7% to RMB10.3 million ($1.5 million) for the six months ended December 31, 2018 from RMB39.2 million for the six months ended December 31, 2017. For the six months ended December 31, 2017, the Company accepted some low-margin contracts. The Company did not engage in this type of temporary business in the same period of fiscal year 2019 and the revenue from these low-margin business decreased dramatically. Gross margin from this segment increased by 26.5 percentage points to 35.1% for the six months ended December 31, 2018 from 8.6% from the six months ended December 31, 2017.

Revenue from oilfield environmental protection increased by RMB2.6 million, or 596.1% to RMB3.0 million ($0.4 million) for the six months ended December 31, 2018 from RMB0.4 million for the six months ended December 31, 2017, as service requirements from oilfield companies have increased during the period.

Cost and Margin

Total cost of revenues decreased by RMB20.2 million ($2.9 million), or 42.7%, to RMB27.0 million ($3.9 million) for the six months ended December 31, 2018 from RMB47.2 million for the six months ended December 31, 2017. The decrease was mainly caused by significant decrease in cost of revenue incurred in equipment and accessories.

Cost of revenue from automation product and software increased by RMB7.5 million ($1.1 million), or 67.7% to RMB18.5 million ($2.7 million) for the six months ended December 31, 2018 from RMB11.0 million for the six months ended December 31, 2017. The increase was primarily attributable to a significant increase from business of China Energy contracts, which resulted in an amount of RMB7.5 million increase in cost of revenues in this segment.

Cost of revenue from equipment and accessories decreased by RMB29.1 million ($4.2 million), or 81.3% to RMB6.6 million ($1.0 million) for the six months ended December 31, 2018 from RMB35.8 million for the six months ended December 31, 2017. The decrease was primarily attributable to quickly decreased sales of heating related products with low margin to general industry clients.

Cost of revenue from oilfield environmental protection increased by RMB1.5 million ($0.2 million), or 473.1% to RMB1.8 million ($0.3 million) for the six months ended December 31, 2018 from RMB0.3 million for the six months ended December 31, 2017. The increase was mainly due to the increased oily sludge treatment processing projects during the six months ended December 31, 2018. The Company expects this part will increase in the coming year as its new subsidiary Gan Su BHD has begun its trial operation.

Gross profit increased by RMB9.2 million, or 151.9% to RMB15.2 million ($2.2 million) for the six months ended December 31, 2018 from RMB6.0 million from the six months ended December 31, 2017. Gross margin increased by 24.6 percentage points to 36.0% for the six months ended December 31, 2018 from 11.4% from the six months ended December 31, 2017. The main reason of the increase in gross margin and gross profit was that as the recovered industry caused the Company’s clients to have higher budgets on operations and the clients were more willing to launch higher-expenditure projects which produced higher margins to the Company. In addition, the Company entered into official operation of some new high-margin businesses in energy consumption market during this year.

Operating Expenses

Selling and distribution expenses increased by RMB1.9 million, or 64.7% to RMB4.9 million ($0.7 million) for the six months ended December 31, 2018 from RMB3.0 million for the six months ended December 31, 2017. This increase was primarily due to an increase in traveling expense, shipping cost and service fees as the Company expanded its market of China Energy projects and new industries.

General and administrative expenses increased by RMB0.2 million, or 1.2% to RMB18.9 million ($2.7 million) for the six months ended December 31, 2018 from RMB18.7 million for the six months ended December 31, 2017. The increase in general and administrative expenses was mainly due to an increase in stock-based compensation expense and audit fees, while the increase was partially offset by the decrease in investor relationship expenses during the six months ended December 31, 2018.

Reversal of provision for doubtful accounts was RMB1.5 million ($0.2 million) for the six months ended December 31, 2018, compared to provision for doubtful accounts of RMB0.08 million for the six months ended December 31, 2017. The decrease in provision of doubtful accounts was resulted from management’s successful collection of long-outstanding receivables. Management will continue to monitor accounts receivable to maintain the provision at a lower level.

Net Loss

Loss from operations was RMB8.7 million ($1.3 million) for the six months ended December 31, 2018, compared to a loss of RMB17.5 million for the six months ended December 31, 2017. This RMB8.8 million ($1.3 million) decrease in loss from operations was primary due to an increase in gross profit, as well as an increase in reversal of doubtful accounts and partially offset by an increase in selling and distribution expenses as discussed above.

Other expense, net was RMB1.2 million ($0.2 million) for the six months ended December 31, 2018, compared to other expense, net of RMB0.09 million for the six months ended December 31, 2017. The RMB1.1 million ($0.2 million) increase in other expense, net was primarily due to the increased loss from investment in unconsolidated entity of RMB0.8 million ($0.1 million). The Company made a deal to invest into Future Gas Station (Beijing) Technology, Ltd (“FGS”) on December 2017 and increased its investment into FGS with additional RMB10 million in cash and issued 2,435,284 restricted ordinary shares of Recon (the “Restricted Shares”) to the other shareholders of FGS. As of December 31, 2018, the Company recorded an investment loss of RMB0.8 million with equity method as FGS was still in its developing period and earned a net loss.

Net loss attributable to Recon for the six months ended December 31, 2018 was RMB10.1 million ($1.5 million), or RMB0.56 ($0.08) per basic and diluted share, compared to RMB17.0 million, or RMB2.21 per basic and diluted share for the six months ended December 31, 2017.

EBITDA

Adjusted EBITDA income was RMB0.9 million for the six months ended December 31, 2018, compared to an adjusted EBITDA loss of RMB 5.2 million for the same period last year. Please see the section titled “Non-GAAP Financial Measures” below for a discussion of this metric, which we believe may be informative for investors but which is not a GAAP financial measure.

Financial Condition

As of December 31, 2018, the Company had cash of RMB12.0 million ($1.7 million), compared to RMB45.3 million as of June 30, 2018. As of December 31, 2018, the Company had working capital of RMB58.8 million ($8.5 million), compared to RMB74.8 million as of June 30, 2018.

Net cash used in operating activities was RMB27.0 million ($3.9 million) for the six months ended December 31, 2018, compared to RMB12.7 million for the six months ended December 31, 2017. Net cash used in investing activities was RMB8.5 million ($1.2 million) for the six months ended December 31, 2018, compared to RMB7.4 million for the six months ended December 31, 2017. Net cash provided by financing activities was RMB1.0 million ($0.1 million) for the six months ended December 31, 2018, compared to RMB24.5 million for the six months ended December 31, 2017.

Exchange Rate

The translation of RMB amounts into U.S. dollars are included solely for the convenience of readers and have been made at the rate of RMB6.8776 to $1.00, the approximate exchange rate prevailing on December 31, 2018.

Non-GAAP Financial Measures

In addition to the Company’s U.S. GAAP results, this press release includes a discussion of adjusted EBITDA and adjusted earnings (loss) per share, which are non-GAAP financial measures. The Company’s management defines adjusted EBITDA as earnings before interest expense, income taxes, depreciation, and amortization expense, and non-recurring expenses. All of the omitted items are either (i) non-cash items or (ii) items that the Company does not consider in assessing the Company’s ongoing operating performance. Because adjusted EBITDA omits non-cash items, the Company’s management believes that adjusted EBITDA is less susceptible to variances in actual performance resulting from depreciation, amortization, and other non-cash charges and more reflective of other factors that affect its operating performance. The Company’s management defines adjusted earnings per share by eliminating from earnings (loss) per share the impact of a number of non-recurring items the Company does not consider indicative of its ongoing performance. Recon’s management believes that the use of these non-GAAP financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing the Company’s financial measures with other competitors, many of which present similar non-GAAP financial measures to investors.

	For the Six Months Ended December 31,
	2017	2018
	RMB	RMB
Reconciliation of adjusted EBITDA to net loss
Net loss	(17,604,972)	(9,945,439)
Provision (benefit) for income taxes	9,282	2,002
Interest expense and foreign currency adjustment	286,731	838,920
Provision for (reversal of) slow moving inventories	(68,384)	65,380
Restricted shares issued for services	1,937,867	516,194
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)
Loss from investment in unconsolidated entity	-	844,369
Share based compensation	3,550,685	4,672,881
Restricted shares issued for management	6,083,148	4,867,036
Depreciation and amortization	481,782	515,457
Adjusted EBITDA	(5,243,322)	882,093

	For the Six Months Ended December 31,
	2017	2018
	RMB	RMB
Reconciliation of net loss attributable to Recon Technology, Ltd to adjusted net loss attributable to common shareholders
Net loss attributable to Recon Technology, Ltd	(16,986,810)	(10,084,243)
Special items:
Restricted shares issued for services	1,937,867	516,194
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)
Provision for (reversal of) slow moving inventories	(68,384)	65,380
Loss from investment in unconsolidated entity	-	844,369
Share based compensation	3,550,685	4,672,881
Restricted shares issued for management	6,083,148	4,867,036
Adjusted net loss attributable to common stockholders	(5,402,955)	(613,090)

Reconciliation of U.S. GAAP loss per share
to non U.S. GAAP adjusted loss per share
U.S. GAAP loss per share
Basic and diluted	(2.21)	(0.56)
Impact of special items on earnings per share
Basic and diluted	1.51	0.53
Non U.S. GAAP adjusted loss per share
Basic and diluted	(0.70)	(0.03)

About Recon Technology, Ltd.

Recon Technology, Ltd. (RCON) is China's first non-state-owned oil and gas field service company listed on NASDAQ. Recon supplies China's largest oil exploration companies, Sinopec (SNP) and CNPC, with advanced automated technologies, efficient gathering and transportation equipment and reservoir stimulation measure for increasing petroleum extraction levels, reducing impurities and lowering production costs. Through the years, RCON has taken leading positions on several segmented markets of the oil and gas filed service industry. RCON also has developed stable long-term cooperation relationship with its major clients, and its products and service are also well accepted by clients. For additional information please visit: www.recon.cn.

Forward Looking Statements

Forward-Looking Statements in this press release, which are not historical facts, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “may,” “could,” "expect,” “intend,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” “likely,” “will,” “would” and variations of these terms and similar expressions, or the negative of these terms or similar expressions. Such forward-looking statements are necessarily based upon estimates and assumptions that, while considered reasonable by us and our management, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, among others, levels of spending in our industry as well as consumer confidence generally; changes in the competitive environment in our industry and the markets where we operate; our ability to access the capital markets; the results of cooperation between parties to cooperation agreements; and other risks discussed in the Company's filings with the U.S. Securities and Exchange Commission, including our Annual Report on Form 20-F, which filings are available from the SEC. We caution you not to place undue reliance on any forward-looking statements, which are made as of the date of this press release. We undertake no obligation to update publicly any of these forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements, except to the extent required by applicable laws. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements.

For more information, please contact:

In China:

Ms. Jia Liu
Chief Financial Officer
Recon Technology, Ltd.
Phone: +86 (10) 8494-5799
Email: info@recon.cn

In the United States:

Ms. Tina Xiao
President
Ascent Investor Relations LLC
Phone: +1-917-609-0333
Email: tina.xiao@ascent-ir.com

RECON TECHNOLOGY, LTD

CONDENSED BALANCE SHEETS

(UNAUDITED)

	As of June 30	As of December 31	As of December 31
	2018	2018	2018
	RMB	RMB	U.S. Dollars
ASSETS
Current assets
Cash	¥45,340,578	¥11,981,820	$1,742,164
Notes receivable	3,995,962	3,778,526	549,400
Trade accounts receivable, net	24,254,007	38,946,200	5,662,801
Inventories, net	6,758,841	289,129	42,040
Other receivables, net	7,320,953	10,095,750	1,467,928
Purchase advances, net	12,654,546	10,055,617	1,462,093
Contract costs, net	-	23,234,870	3,378,364
Prepaid expenses	509,682	634,271	92,223
Total current assets	100,834,569	99,016,183	14,397,013

Property and equipment, net	3,171,109	2,876,833	418,293
Construction in progress	11,779,784	21,428,767	3,115,756
Land use right, net	1,335,126	1,321,507	192,148
Investment in unconsolidated entity	-	30,804,506	4,478,994
Long-term trade accounts receivable, net	4,212,829	2,077,829	302,118
Prepayments for construction in progress	474,100	1,194,200	173,637
Total Assets	¥121,807,517	¥158,719,825	$23,077,959

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities
Trade accounts payable	¥8,754,347	¥15,452,084	$2,246,743
Other payables	3,255,810	6,220,334	904,437
Other payable- related parties	3,211,457	3,214,579	467,402
Accrued payroll and employees' welfare	600,434	885,569	128,762
Investment payables	-	6,400,000	930,564
Taxes payable	431,913	1,077,241	156,632
Short-term borrowings	-	1,031,507	149,982
Short-term borrowings - related parties	9,018,065	5,198,977	755,934
Long-term borrowings - related party - current portion	719,895	749,671	109,003
Total Current Liabilities	25,991,921	40,229,962	5,849,459

Long-term borrowings - related party	8,943,834	8,578,305	1,247,291
Total Liabilities	34,935,755	48,808,267	7,096,750

Commitments and Contingencies

Equity
Common stock, ($ 0.0185 U.S. dollar par value, 100,000,000 shares authorized; 20,940,633 shares and 18,380,349 shares issued and outstanding as of December 31, 2018 and June 30, 2018, respectively)	2,279,510	2,603,392	378,535
Additional paid-in capital	207,490,280	238,656,305	34,700,774
Statutory reserve	4,148,929	4,148,929	603,257
Accumulated deficit	(139,424,980)	(149,509,223)	(21,738,733)
Accumulated other comprehensive income	1,516,093	2,711,421	394,242
Total stockholders’ equity	76,009,832	98,610,824	14,338,075
Non-controlling interests	10,861,930	11,300,734	1,643,134
Total equity	86,871,762	109,911,558	15,981,209
Total Liabilities and Equity	¥121,807,517	¥158,719,825	$23,077,959

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

	For the six months ended
	December 31,
	2017	2018	2018
	RMB	RMB	USD

Revenues	¥53,246,727	¥42,271,729	$6,146,335

Cost of revenues and related tax	47,198,605	27,034,637	3,930,853

Gross profit	6,048,122	15,237,092	2,215,482

Selling and distribution expenses	2,981,637	4,909,361	713,824
General and administrative expenses	18,672,141	18,903,138	2,748,528
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)	(217,331)
Research and development expenses	1,819,720	1,654,702	240,595
Operating expenses	23,554,037	23,972,494	3,485,616

Loss from operations	(17,505,915)	(8,735,402)	(1,270,134)

Other income (expenses)
Subsidy income	212,005	55,706	8,100
Interest income	6,299	32,109	4,669
Interest expense	(284,060)	(856,571)	(124,546)
Loss from investment in unconsolidated entity	-	(844,369)	(122,772)
Foreign exchange transaction gain (loss)	(2,671)	17,651	2,566
Other income (expense), net	(21,348)	387,439	56,334
Other expenses, net	(89,775)	(1,208,035)	(175,649)
Loss before income tax	(17,595,690)	(9,943,437)	(1,445,783)
Income tax expenses	9,282	2,002	291
Net loss	(17,604,972)	(9,945,439)	(1,446,074)

Less: Net (loss) income attributable to non-controlling interests	(618,162)	138,804	20,182

Net loss attributable to Recon Technology, Ltd	¥(16,986,810)	¥(10,084,243)	$(1,466,256)

Comprehensive loss
Net loss	(17,604,972)	(9,945,439)	(1,446,074)
Foreign currency translation adjustment	72,268	1,195,328	173,801
Comprehensive loss	(17,532,704)	(8,750,111)	(1,272,273)
Less: Comprehensive (loss) income attributable to non-controlling interests	(618,162)	138,804	20,182
Comprehensive loss attributable to Recon Technology, Ltd	¥(16,914,542)	¥(8,888,915)	$(1,292,455)

Loss per common share - basic and diluted	¥(2.21)	¥(0.56)	$(0.08)
Weighted - average shares -basic and diluted	7,673,960	18,093,034	18,093,034

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

RECON TECHNOLOGY, LTD

CONDENSED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	For the six months ended December 31,
	2017	2018	2018
	RMB	RMB	U.S. Dollars

Cash flows from operating activities:
Net loss	¥(17,604,972)	¥(9,945,439)	$(1,446,074)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	481,782	515,457	74,948
Gain from disposal of equipment	(21,470)	-	-
Provision for (net recovery of) doubtful accounts	80,539	(1,494,707)	(217,332)
Provision for (reversal of) slow moving inventories	(68,384)	65,380	9,506
Share based compensation	3,550,685	4,672,881	679,440
Restricted shares issued for management	6,083,148	4,867,036	707,670
Loss from investment in unconsolidated entity	-	844,369	122,772
Restricted shares issued for services	1,937,867	516,194	75,055
Changes in operating assets and liabilities:
Notes receivable	318,950	217,436	31,615
Trade accounts receivable, net	(4,506,281)	(11,251,794)	(1,636,018)
Inventories, net	(759,373)	(1,778,189)	(258,550)
Other receivable, net	(1,102,598)	(6,468,866)	(940,577)
Purchase advance, net	(7,471,023)	(12,594,395)	(1,831,233)
Prepaid expense	(574,226)	(124,589)	(18,115)
Trade accounts payable	4,078,075	740,274	107,636
Other payables	175,367	3,244,115	471,696
Other payables-related parties	858,195	3,122	454
Accrued payroll and employees' welfare	(11,224)	285,135	41,459
Taxes payable	1,819,793	645,328	93,831
Net cash used in operating activities	(12,735,150)	(27,041,252)	(3,931,817)

Cash flows from investing activities:
Investment in unconsolidated entity	(2,000,000)	(3,815,080)	(554,715)
Purchases of property and equipment	(278,432)	(283,129)	(41,167)
Proceeds from disposal of equipment	32,000	-	-
Payments for land use right	(1,322,300)	-	-
Payments and prepayments for construction in progress	(3,837,842)	(4,411,620)	(641,452)
Net cash used in investing activities	(7,406,574)	(8,509,829)	(1,237,334)

Cash flows from financing activities:
Proceeds from short-term bank loans	45,000	-	-
Proceeds from short-term borrowings	4,600,000	1,031,507	149,982
Repayments of short-term borrowings	(3,000,000)	-	-
Proceeds from short-term borrowings-related parties	16,188,318	5,000,000	727,003
Repayments of short-term borrowings-related parties	(20,256,326)	(5,000,000)	(727,003)
Proceeds from long-term borrowings-related party	10,000,000	-	-
Repayments of long-term borrowings-related party	(51,969)	(334,513)	(48,638)
Proceeds from sale of common stock, net of issuance costs	15,310,741	-	-
Refund of capital contribution by a non-controlling shareholder	-	(200,000)	(29,080)
Capital contribution by non-controlling shareholders	1,700,000	500,000	72,700
Net cash provided by financing activities	24,535,764	996,994	144,964

Effect of exchange rate fluctuation on cash	67,620	1,195,329	173,802

Net increase (decrease) in cash	4,461,660	(33,358,758)	(4,850,385)
Cash at beginning of period	3,809,279	45,340,578	6,592,548
Cash at end of period	¥8,270,939	¥11,981,820	$1,742,163

Supplemental cash flow information
Cash paid during the period for interest	¥294,998	¥805,613	$117,137
Cash paid during the period for taxes	¥9,282	¥2,002	$291

Non-cash investing and financing activities
Shares issued to settle salary payable	¥1,554,908	¥-	$-
Issuance of common stock in exchange of interest of FGS, net of issuance costs	-	21,433,796	3,166,487
Investment payables in exchange of interest of FGS	-	6,400,000	930,564
Payable for Construction in Progress	¥2,712,518	¥5,957,463	$866,219

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements